Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Commerce Bancorp, Inc.
Commission File No.: 1-12069
          This filing, which includes (i) a transcript of an interview with Ed Clark, President and CEO of TD Bank Financial Group, on CNBC-TV on October 2, 2007 that has been distributed to TD Bank employees and (ii) a transcript of an interview with Ed Clark on BNN-TV on October 2, 2007 that has been distributed to TD Bank employees, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by Commerce Bancorp, Inc. stockholders; the ability to realize the expected synergies resulting for the transaction in the amounts or in the timeframe anticipated; the ability to integrate Commerce Bancorp, Inc.’s businesses into those of TD Bank Financial Group in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause TD Bank Financial Group’s and Commerce Bancorp, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2006 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2006 Annual Report on Form 10-K of Commerce Bancorp, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
          The proposed merger transaction involving The Toronto-Dominion Bank and Commerce Bancorp, Inc. will be submitted to Commerce Bancorp’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and Commerce Bancorp, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, (416) 308-9030, or to Commerce Bancorp, Inc., Shareholder Relations, 1701 Route 70 East, Cherry Hill, NJ 08034-5400, (856) 751-9000.
          The Toronto-Dominion Bank, Commerce Bancorp, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2006, which was filed with the Securities and Exchange Commission on December 11, 2006, and its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 23, 2007. Information regarding Commerce Bancorp, Inc.’s directors and executive officers is available in Commerce Bancorp, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 13, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS A TRANSCRIPT OF AN INTERVIEW WITH ED CLARK, PRESIDENT AND CEO OF TD BANK FINANCIAL GROUP, ON CNBC-TV ON OCTOBER 2, 2007 THAT HAS BEEN DISTRIBUTED TO TD BANK EMPLOYEES.
INTERVIEW WITH ED CLARK, PRESIDENT AND CEO, TD BANK
FINANCIAL GROUP
CNBC-TV, 02 October 2007, 11:32 p.m. ET, 4:00 minutes
TRISH REGAN, ANNOUNCER: Toronto-Dominion Bank looking to double its presence in the U.S. The Canadian banking giant announced an agreement to buy Commerce Bancorp this morning for $8.5 billion. We are joined now by Ed Clark, CEO of Toronto-Dominion Bank. Thanks for joining us, Ed.
ED CLARK, CEO, TD BANK: Hi, it’s great to be here, just great.
REGAN: Well, you know, you’re buying a U.S. bank at a time when U.S. banks are under so much pressure, questions of course about their balance sheets and the subprime fallout. Why expand into the U.S. right now?
CLARK: Well I think we have a unique opportunity here. For your investors probably, or listeners, don’t realize, but in Canada, TD Bank is the most convenient bank in Canada. We run 50% longer hours. We’re the bank that has the best growth. We have dramatically faster growth and we always win the J.D. Power award as the best service. So for the opportunity to buy America’s most convenient bank with the best service, with a fantastic track record of producing, you know, significantly faster growth opportunities, that’s an opportunity we couldn’t walk away from.
REGAN: How much is this opportunity related to the weak currency right now? When you look at the loonie versus the dollar obviously you know a much different scenario than it would have been even a year ago.
CLARK: Oh, yeah. I think there’s several things. Really the stars all aligned because our share price we’re up about 10% faster than the other Canadian banks, primarily because I took a decision about a year ago that the U.S. market was going to, subprime market was going to cause problems, and we got out of the structured product area. We avoided completely subprime lending, and so the markets reflected that in our share price and then at the same time we’ve had this surge in the Canadian dollar. So you put those two together, our currency is really — couldn’t be stronger to do this kind of acquisition.
REGAN: Let’s talk a little bit about that subprime risk. What is your sense of recession right now? Are you worried at all about the U.S. headed towards recession?
CLARK: We’re worried about it. What makes, again, this a very interesting transaction for us is that this is a deposit rich institution that really in terms of assets has about a third of the risk of a normal institution. And so going into a recession with a machine that knows how to grow deposits continuously it’s not actually a bad decision to be in.
REGAN: So do you think we are headed in that direction?

CLARK: Well we took a view, you know, some time ago, and this you know I think when you look at the Ameritrade situation they took a view, the same view that we did, that the mortgage banking business wasn’t a very good business to be in and that was into trouble. And I think that trouble hasn’t played itself out fully yet.
REGAN: What is your expectation as far as the Fed goes in October?
CLARK: I don’t have a clear view of that. I think the Fed has probably done what it’s going to do for a while would be my view. I’m just going to sit back and watch.
REGAN: You think it’s enough then?
CLARK: I think that the problem in the financial services industry can’t just be solved by rate cuts. What we need is for financial institutions, I say, go to confession, tell us what’s on your balance sheet, take the appropriate write-downs and if they do that the market will start to clear itself. That’s the fundamental thing that has to happen here.
REGAN: Okay. Well thank you so much for joining us. Ed Clark, congratulations again on that merger announcement.
CLARK: Thank you for having me.

THE FOLLOWING IS A TRANSCRIPT OF AN INTERVIEW WITH ED CLARK ON BNN-TV ON OCTOBER 2, 2007 THAT HAS BEEN DISTRIBUTED TO TD BANK EMPLOYEES.
INTERVIEW WITH ED CLARK, PRESIDENT AND CEO, TD BANK
FINANCIAL GROUP
BNN-TV, 02 October 2007, 6:32 p.m. ET, 15:00 minutes
HOWARD GREEN (BNN-TV): And TD’s CEO told us today the Manhattan presence puts his bank on the map in the US. Ed Clark says New Yorkers know Commerce Bancorp, so they are now paying attention to TD. I sat down with Clark this afternoon. Well, good of you to make time for us today.
ED CLARK: Terrific, looking forward to it.
HOWARD GREEN: So this is a pretty big gulp for you guys. The biggest deal you have ever done, really.
ED CLARK: Yes, it is. It is and it’s about, I think it probably feels about the same size as the Canada Trust acquisition, and I think what’s amazing is there is a lot of parallels. I mean, we were quite struck as we work our way through because we’re buying a business model, we’re buying people who understand that model. We’re buying a growth strategy, an organic growth strategy, and I think the most exciting thing for us is they get it. We wander the world, and I’d have to say that most bankers don’t get what being a retailer is. Whereas these guys literally described themselves as retailers that went into banking.
HOWARD GREEN: So when you made the decision to pull the trigger on this, did you have to gulp hard because of the price, because it was the biggest one you had?
ED CLARK: Well, I think the challenge in this deal is that, you know, they have traded at a 21 times PE and we traded at 13 times PE. Tough for 13 PE to buy 21 times, and they have traditionally traded at at least 5 to 7 percentage points, PE, above everyone else. Why? Because they have this fantastic embedded growth. I mean, they are growing their deposits 15, 16 per cent a year, every year, even in this current thing where people are having no growth in deposits. So can a low PE company buy a high PE? Well, a couple of things. We got lucky. I mean, it was usual business. Anyone that tells you that I’m just smart and that’s why I do well, then you know they are not that smart.
HOWARD GREEN: Because the owner got into trouble?
ED CLARK: You’ve got to be lucky. First off, they lose their leader, so they never were for sale, and all of a sudden, their leader, they lose their leader. So they weren’t primed for sale. They didn’t do all the things that people always do before they get to the sale to find some more earnings, to look good. As it happens, we were able to avoid all the troubles that are bothering everybody else.
HOWARD GREEN: There’s no subprime there?
ED CLARK: There’s no subprime there, there was no subprime at us, and we had got out of the structured products. So our share price in relative terms has moved up dramatically because of banks around the world we were clearly best positioned for all of the events of July and August and September. So our relative price moved up. And then you top it off with the Canadian dollar decides to go from, you know, 90 cents or 85 cents to par in the middle of these discussions, narrowing again the value gap.
And so the issue around this acquisition isn’t, “Is this a great deal?” It’s a great deal. The problem is can you avoid the dilution? And so we went from having a deal that would have been dilutive, at the old exchange rate ...
HOWARD GREEN: Yes.
ED CLARK: And if our currency hadn’t improved, to one that’s not dilutive. So to be able to buy a 21 times PE company with huge embedded growth at no dilution is really a miracle.
HOWARD GREEN: Does this help cover up what a lot of people thought was a lousy acquisition?
ED CLARK: (laughter)
HOWARD GREEN: The Hudson United.
ED CLARK: Please, come on, Howard. That’s not a nice way to put that. I think the interesting thing, two points I’ll make. We could not have done this acquisition without having Banknorth for a couple of reasons. One is we are a presence in the United States because of Banknorth. We know the market, we know the people, we were a natural on everybody’s list inside Commerce, to say okay, we know these guys. We’ve seen their rep. We do business with these guys. Secondly, Banknorth brings capabilities that Commerce doesn’t have. Commerce Bank has never bought a bank. It’s never done an integration. It’s a 100 per cent organic growth engine.
HOWARD GREEN: Is it tough to do the integration with a company like that, though, because it sounds like a very rah-rah bank.
ED CLARK: It is absolutely...
HOWARD GREEN: They’ve got fans versus customers. That doesn’t sound like pinstripe TD.
ED CLARK: Well, no, but pinstripe TD isn’t what, when you’re down in retail, we don’t look like pinstripe TD. That’s what I think makes us different. That’s why we take market share every year in Canada. The key is how we’re going to do this. Like how are we going to get the cost savings out to make this pay? Well, the reality is that there’s really two major sources. First, there’s 138 Banknorth branches in New Jersey, in New York, in Philadelphia. We’ll just roll them into the Commerce system, because the Commerce big branches there can absorb lots of those. Those won’t probably get all of them, but we’ll make them into the system and in fact take the good ones in Banknorth and turn them into the Commerce model, which we hope then gets the kind of growth that we have there. Secondly, we’ll take the backrooms and we’ll take the backroom costs out and that’s what Banknorth knows how to do. It’s done 26 of them. That’s two every year. It knows exactly how to make that happen. And then the third thing we’ll do is we’ll take the Commerce front-end system which is an astounding sort of customer- and employee-friendly system, and we’ll put it into the Banknorth world.
HOWARD GREEN: So what’s the ultimate goal for TD in the U.S. or size-wise totally?
ED CLARK: Yes, so you know, everyone says how can you get size in a consolidating world? And we have come to a view that you know to try and become a world-class wholesale bank from a Canadian base is not a strategy that I believe in. I think we can have a top-strat franchise in the wholesale area in Canada, which we have proven that we have now and we’re clearly in the top three and some people would argue we’re the top bank in Canada. I think we can build a franchise alongside our banking in the U.S., but I don’t believe in going and saying, I’m going to go and take on Goldman Sachs and J.P. Morgan around the world as a wholesale bank.
HOWARD GREEN: But what about retail?
ED CLARK: But the space that is available to us is we are better retailers than any bank in the world. And we can show you the numbers.
HOWARD GREEN: That’s a big statement. Better than anybody in the world?
ED CLARK: Absolutely, and so can we go down against Bank of America, Wachovias, a Wells Fargo head to head and beat them. Absolutely. The interesting thing is we look at Commerce and you ask them why are you so successful in New York? And they said, well, it’s not very complicated. All we do is put a branch opposite Bank of America, CitiBank and Chase Manhattan and we’ll take market share. That’s exactly the strategy that we use in Canada. Put TD Canada Trust on a corner, we’ll get more than 25 per cent of the business because we have longer hours, 50 per cent more in Canada, and we have better service every year. That’s their model.
HOWARD GREEN: So before you leave this joint, ultimately, how many branches do you want in the U.S.?
ED CLARK: Well, we’re already in North America, we’re the seventh largest bank in North America, and so that’s a 2,100 branch size but I think we’ll probably have another 1,000 branches on top of that and so we’ll probably have 2,000 in the United States and 1,000 in Canada. We will be the... we are today the only North American bank with scale on both sides of the border. I mean, we have, with this acquisition, we have market strength in a market area that’s bigger than Canada. We’re number three in New Jersey with this acquisition. We have, as you know, top positions in New England, and we are the major force in Manhattan.
HOWARD GREEN: So would you expand the northeast, the U.S. northeast?
ED CLARK: Well, they have already in their plan, they’re already number three in Philadelphia, they are already going into Virginia, around Washington, D.C., and they are already in Florida.
HOWARD GREEN: So you’re cutting into Centura there?
ED CLARK: Yes, well, not particularly Centura, to be honest with you, but what they have is they have this unique model they can walk into a new territory, drop a bunch of branches, and take market share.
HOWARD GREEN: Yes.
ED CLARK: And you look at their average size of their deposit per branch, it’s twice the American average.
HOWARD GREEN: So how did you price in the risk of a possible recession in the U.S., which a lot of people are talking about?
ED CLARK: Right, and I’ve been talking about, so...
HOWARD GREEN: Yes.
ED CLARK: So we position the bank obviously overall, we thought bad things could happen here and that’s how I’ve positioned the bank. What makes this unique is that this is a deposit machine, not an asset machine, so its assets are only a third of its deposits. So that meant in terms of the size we could buy, we were taking one third the asset risk that you would normally take, and then when we looked at the assets, they’re very conservative lenders; doesn’t mean if the U.S. goes in recession, are we going to have loan losses in our U.S. portfolio? Yes. Am I going to have them in my Canada portfolio? Yes. That is what banking is about. But this, you know, this is actually uniquely positioned to ride out. It will be an outlier, just as TD Bank will be an outlier in Canada if there is a recession.
HOWARD GREEN: And more with TD’s Ed Clark after this short break.
BREAK
HOWARD GREEN: Now the rest of our chat with TD’s Ed Clark. We pick up the conversation on where the bank’s future opportunities lie. Does this say that you’ve maxed it out in Canada? Is that what the sub-plot is here?

ED CLARK: Well, right ... What we have always said we have grown our retail business in Canada over the last five years, we have grown our earnings 15 to 16 per cent a year. Every single year, we significantly outgrow the other four banks in both revenue and profits. As I say, if you believe that will go on forever, then you believe that TD Canada Trust will account for 100 per cent of the GNP of Canada.
HOWARD GREEN: (laughter)
ED CLARK: That is not going to happen. So clearly what we have said is I want that to go on as long as it can. I do believe when you have a superior banking model, you can just constantly eat away at your competition and grow faster; but over time, eventually that number has to come down. And so we had to find another growth engine. We’ve got that growth engine.
HOWARD GREEN: So, was it more important for you to buy a retail bank in the U.S. than to do something more with Ameritrade in the U.S. right now?
ED CLARK: Right.
HOWARD GREEN: Because...
ED CLARK: They’re not choices. I think the key thing that people find hard to understand, which I understand why they do, is they weren’t choices. As it happened, this came up. This was an accidental purchase, in a sense. This was not a company primed for resale and so it was an accident that made it available. But you know, the issues around TD Ameritrade, you know, as Joe Moglia has said, there is two questions. One has been timing and the second is strategy. On the timing issue, there are two elements to it. First off, we said we didn’t want to do a deal so we got through the conversion and stabilized our operating platform. And, two, you know, thinking about the obvious target, we had a view that the mortgage market was going to go in a downturn. So why would we want to buy a huge mortgage portfolio early in the year?
HOWARD GREEN: So you think that’s over now?
ED CLARK: We think it’s... we’re starting... I think it’ll be over in six to nine months, I don’t think it’s over now. I think we’re still starting it. But clearly, we were right on timing and to say, don’t do a deal. On the other hand, do I believe – and this, when I talk a deal, I talk acquisitions, not mergers – could TD Ameritrade buy somebody? I think yes. Would TD back them? Absolutely. And can we make money for the TD Ameritrade shareholders doing that and provide a very good price to the target? Yes.
HOWARD GREEN: But are SAC and Janna calling you up today and saying, “hey, you know, why didn’t you do something with Ameritrade rather than go buy Commerce?”

ED CLARK: Well, they have been calling us up for the past year, but they also said don’t worry about the U.S. mortgage market. This is perfect. There will never be a downturn. So I don’t really find that their advice on what I should do with TD Ameritrade particularly helpful. What we have done is maximize the value for TD Ameritrade’s shareholders and we will take advantage, if there is an opportunity, to do an acquisition in the United States that uses our strategy. And core in that strategy is TD Ameritrade has a unique banking model. Essentially, they outsource their banking to us and so they get as approximately the same spread as if you went into the business yourself, but with a difference. They don’t pay any expenses, they don’t have to put up any capital and they are absolutely risk free. That is an unbelievable model.
HOWARD GREEN: I want to ask you one more question before we have to leave you, but it’s about the other bank in the neighbourhood, who did the deal in the Caribbean today, Trinidad and Tobago, Royal. Why are you so enamoured with the U.S. when other banks seem to be heading off into these areas?
ED CLARK: I think because that’s where our competitive advantage is. When I built Canada Trust, all the research I did was U.S. research and I was convinced that the model of convenience and service was a superior model. And I only found one bank in the United States, Commerce, that was running that same model and sure enough, it proved out. I think if you look at the five Canadian banks, each of them are trying to find where is their competitive advantage? As I put it internally, where can you prove to me that if you’re up against your competition, you’ll win the ties? But you’ll always do a little better than the other guy because you have a distinctive advantage. And so I think people are trying to build on their areas of strength. I think it’s a great thing for Canada that the five Canadian banks, frankly, are stopping talking about mergers, which I think is a distraction, and getting on with...
HOWARD GREEN: Never going to happen?
ED CLARK: Never going to happen. Why don’t they go out in the world, go head to head with the world competition and prove what I think all of us who run these banks believe, we’re better bankers than anyone in the world. Let’s prove it by actually going out and competing.
HOWARD GREEN: New phase for Canadian banks?
ED CLARK: I think so and I think it’s exciting. You know the reality is people think that the five of us compete against each other. And obviously we do domestically, ferociously. But nothing could be better for me than to have the Royal be a successful bank outside Canada because I only do as well in Canada as Canada does, and Canada will do well if all five Canadian banks are incredibly successful outside Canada.
HOWARD GREEN: We will leave it there, Ed. Many thanks.
ED CLARK: Take care.

HOWARD GREEN: That’s Ed Clark, President and CEO of TD Bank Financial Group. And TD wasn’t the only one doing some shopping today. Mark Bunting brings us that story and more street reaction to the TD deal after this.